VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:      Barbara C. Jacobs, Assistant Director

    Jeff Kauten, Attorney-Advisor

Re:          Speed Commerce, Inc.

Registration Statement on Form S-3 (File No. 333-204231)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned authorized officer of Speed Commerce, Inc., a Minnesota corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3, File No. 333-204231, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on May 15, 2015, has not been declared effective and no offers or sales have been made or will be made under the Registration Statement. The Company has determined that the registration of the shares proposed to be registered pursuant to the Registration Statement is no longer necessary or appropriate, and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this application, please contact the undersigned at (214) 258-0177 or Philip T. Colton at Winthrop & Weinstine, P.A., counsel to the Company, at (612) 604-6729.

Dated: December 22, 2015	SPEED COMMERCE, INC.

	By:	/s/ Ryan F. Urness
Ryan F. Urness
Secretary and General Counsel